EXHIBIT 99.1

Osisko Development Intercepts 54.95 g/t Gold Over 2.59 Meters in Underground Drilling at Trixie, Tintic Project; Commences Underground Porphyry Exploration Drilling

MONTREAL, Oct. 11, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce underground infill and exploration diamond drilling ("DD") results as part of the ongoing 2023 exploration program at the Company's 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A.

Chris Lodder, President of Osisko Development, commented, "We are excited to announce the results of the most-recent phase of our Trixie exploration program, highlighting areas outside of our initial resource area, and the start of our porphyry drilling campaign with an initial hole from underground at Trixie. Based on our surface and underground geological and geochemical compilation, we have identified this as a high priority target as a potential magmatic source to known high-grade gold and silver epithermal systems and the surrounding anomalous copper in structures and hydrothermally altered host rocks. This target is one of several porphyry targets we will be testing in the coming year, with the target being a non-outcropping Bingham style porphyry copper-gold system."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from 17 DD holes (refer to Table 1). Select assay highlights include:

  7.66 grams per tonne ("g/t") gold ("Au") and 4.00 g/t silver ("Ag") over 7.32 meters ("m") in TRXU-DD-23-035 (0.22 troy ounce per short ton ("oz/t") Au and 0.12 oz/t Ag over 24.00 feet ("ft.")) including
    38.03 g/t Au and 7.96 g/t Ag over 1.22 m in TRXU-DD-23-035 (1.11 oz/t Au and 0.23 oz/t Ag over 4.00 ft.)
  14.85 g/t Au and 34.87 g/t Ag over 5.49 m in TRXU-DD-23-035 (0.43 oz/t Au and 1.02 oz/t Ag over 18.00 ft.) including
    27.02 g/t Au and 25.70 g/t Ag over 1.83 m in TRXU-DD-23-035 (0.79 oz/t Au and 0.75 oz/t Ag over 6.00 ft.)
  22.54 g/t Au and 2,301.00 g/t Ag over 0.46 m in TRXU-DD-23-041 (0.66 oz/t Au and 67.11 oz/t Ag over 1.50 ft.)
  54.95 g/t Au and 1,143.21 g/t Ag over 2.59 m in TRXU-DD-23-045 (1.60 oz/t Au and 33.34 oz/t Ag over 8.50 ft.) including
    130.00 g/t Au and 2,715.00 g/t Ag over 1.07 m in TRXU-DD-23-045 (3.79 oz/t Au and 79.19 oz/t Ag over 3.50 ft.)

DRILL RESULTS SUMMARY

  In 2023, the Company has drilled 72 holes for a total of 6,125 m (20,095 ft.) at Trixie. To date, assays have been received for 51 DD holes, with assays pending for the remaining holes. This portion of the 2023 exploration drill program is now complete.
  Approximately 25% of the drilling to date consists of delineation of domains within the area of the current Trixie MRE (as defined herein) and 75% is exploration drilling adjacent to the area of the Trixie MRE, including step outs down dip, down plunge and along strike testing for mineralized structures.
  The focus of these recent holes was to test for mineralization along one of the priority target areas south on strike from the known T2 domain, towards the Sioux Ajax fault (see Figure 2). A highlight from this area includes 54.95 g/t Au and 1,143.21 g/t Ag over 2.59 m in hole TRXU-DD-23-045 (1.60 oz/t Au and 33.34 oz/t Ag over 8.50 ft.).
  A down dip highlight in the T1 domain includes 7.66 g/t Au and 4.00 g/t Ag over 7.32 m in TRXU-DD-23-035 (0.22 oz/t Au and 0.12 oz/t Ag over 24.00 ft.). This intercept is approximately 25 m (75 ft.) from the known Trixie MRE deposit boundary.
  The 75-85 domain consists of a discrete, north-south striking, moderate to steeply west-dipping structure in the footwall of the T4domain that was historically mined prior to the discovery of the T2 domain. See Figure 3 for domain geometry and relationships.
  The T1 domain consists of Tintic quartzite-hosted disseminated mineralization interpreted as a halo to the T2 domain.
  These drilling results will provide valuable infill data to improve our understanding and the confidence level of the mineralized zones defined in the area of the Trixie MRE and to support a an updated mineral resource estimate ("MRE") in the future.
  The exploration results will assist with understanding the extent of mineralized structures and support future underground exploration.

TRIXIE PORPHYRY DRILLING

  The Company is pleased to announce that drilling of the Trixie West high-priority copper-gold-molybdenum potential porphyry target from underground at Trixie commenced in early October 2023 (see Figure 5).
  The Tintic District, located 65 km (40 miles) from Rio Tinto's Bingham Canyon Mine, has historically been recognized as an area prospective for porphyry style copper-gold-molybdenum mineralization. Styles of mineralization and alteration present within the Tintic District support an interpretation of a classic porphyry-epithermal system with a high degree of rheologic and structural control on mineralization style and distribution (Figure 4).
  The objective of the drill program is to test a new area below the Trixie deposit for a potential porphyry style copper-gold-molybdenum mineral system that may have been the source of the significant high-grade gold and silver epithermal mineralization and past producing carbonate silver-lead-zinc replacement deposits.
  Two large lithocaps, presented as anomalous surface geochemical footprints, a type of high heat signature indicative of significant potential subsurface volcanic activity, have been identified within the Company's Tintic Project property (Figure 5), namely in the Big Hill and Silver Pass areas. Drilling in these areas is expected to commence in Q4 2023 subject to permits.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of >17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, U.S.A. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. The T2 structure mineralization consists of native Au, and rare Au-Ag rich telluride minerals with quartz. The T4 is a mineralized stockwork zone is located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization reports consistent multi-ounce gold grades along the entire strike length.

A 3D model and virtual site tour of Trixie and the wider Tintic Project is accessible on the Company's VRIFY page at: https://vrify.com/decks/12801.

Information relating to the Tintic Project and the current MRE for the Trixie deposit (the "Trixie MRE") is supported by the technical report entitled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Figure 1: Tintic Project – Trixie Area

Figure 2: Trixie Underground Long Section

Figure 3: Trixie Long Section Sample Highlights

Figure 4: Generalized Deposit Model of a high sulphidation epithermal porphyry system

Figure 5: Lithocap Highlights Porphyry Target Areas

405000
410000
Active Underground Development
Historic Mine of Interest
Prospect
Other occurrences
Replacement Deposits
Fissure Vein Systems
Lithocaps
Silver City Monzonite Porphyry
Deep Porphyry Targets
Near Term Epithermal Vein System Targets
Osisko Devlopment Claims / Lease Outlines
6
North Lily
Tintic Standard
Big Hill
Burgin
Apex
Eureka Standard
Trixie West
Trixie
Silver Pass
Silver City Stock
Osisko Development
J. Shaw
0 0.5 1 1.5 Kilometers
0 0.25 0.5 1 Miles
Coord. Sys.: NAD 1983 UTM Zone 12 N
N

Regional Exploration Targets
Tintic Project
Utah, USA

Table 1: Drilling Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Comments
TRXU-DD-23-035		66.75	67.21	0.46	2.27	11.20	219.00	220.50	1.50	0.07	0.33	Exploration T2 T4
TRXU-DD-23-035		72.54	79.86	7.32	7.66	4.00	238.00	262.00	24.00	0.22	0.12	Exploration T2 T4
TRXU-DD-23-035	Including	76.81	78.03	1.22	38.03	7.96	252.00	256.00	4.00	1.11	0.23	Exploration T2 T4
TRXU-DD-23-035		83.52	89.00	5.49	14.85	34.87	274.00	292.00	18.00	0.43	1.02	Exploration T2 T4
TRXU-DD-23-035	Including	84.67	85.50	0.82	17.28	17.01	277.80	280.50	2.70	0.50	0.50	Exploration T2 T4
TRXU-DD-23-035	and	85.50	85.95	0.46	11.09	111.00	280.50	282.00	1.50	0.32	3.24	Exploration T2 T4
TRXU-DD-23-035	and	87.17	89.00	1.83	27.02	25.70	286.00	292.00	6.00	0.79	0.75	Exploration T2 T4
TRXU-DD-23-036	Hole Abandoned
TRXU-DD-23-037		8.38	9.75	1.37	0.52	143.00	27.50	32.00	4.50	0.02	4.17	Infill T2 T4
TRXU-DD-23-038		52.43	53.49	1.07	3.12	96.25	172.00	175.50	3.50	0.09	2.81	Infill T4, 75-85
TRXU-DD-23-039		24.99	26.52	1.52	2.46	76.95	82.00	87.00	5.00	0.07	2.24	Infill 75-85
TRXU-DD-23-039		44.20	45.72	1.52	6.66	46.60	145.00	150.00	5.00	0.19	1.36	Infill 75-85
TRXU-DD-23-040	No significant assays											Exploration
TRXU-DD-23-041		11.89	13.26	1.37	0.46	164.00	39.00	43.50	4.50	0.01	4.78	Exploration
TRXU-DD-23-041		37.34	40.54	3.20	5.21	735.35	122.50	133.00	10.50	0.15	21.45	Exploration
TRXU-DD-23-041	Including	38.40	38.86	0.46	22.54	2301.00	126.00	127.50	1.50	0.66	67.11	Exploration
TRXU-DD-23-042		0.00	1.37	1.37	2.98	11.15	0.00	4.50	4.50	0.09	0.33	Exploration
TRXU-DD-23-042		79.40	80.77	1.37	2.43	4.35	260.50	265.00	4.50	0.07	0.13	Exploration
TRXU-DD-23-043	No significant assays											Exploration
TRXU-DD-23-044	No significant assays											Exploration
TRXU-DD-23-045		36.42	39.01	2.59	54.95	1143.21	119.50	128.00	8.50	1.60	33.34	Exploration 75-85
TRXU-DD-23-045	Including	36.42	37.49	1.07	130.00	2715.00	119.50	123.00	3.50	3.79	79.19	Exploration 75-85
TRXU-DD-23-046	No significant assays											Exploration
TRXU-DD-23-047	No significant assays											Exploration
TRXU-DD-23-048		15.70	17.68	1.98	0.24	82.64	51.50	58.00	6.50	0.01	2.41	Exploration T4, 75-85
TRXU-DD-23-048		48.16	50.29	2.13	1.51	37.07	158.00	165.00	7.00	0.04	1.08	Exploration T4, 75-85
TRXU-DD-23-049	No significant assays											Exploration
TRXU-DD-23-050		54.10	56.24	2.13	1.11	35.51	177.50	184.50	7.00	0.03	1.04	Exploration T4
TRXU-DD-23-051	No significant assays											Exploration

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

All drill core and exploration samples are dispatched to SGS Canada's laboratory in Burnaby, British Columbia for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half is sampled. Certified standards and blanks are inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to SGS Canada’s laboratory in Burnaby, British Columbia. Sample submission forms accompany the samples, and digital copies are emailed to SGS Canada.

All core sample preparation is completed by SGS Canada, including drying, crushing, and pulverizing of samples. Analytical assays include gold by 30 gram fire assay with AAS finish (GO_FAA30V10), and gold overlimits by fire assay with gravimetric finish (GO_FAG30V). Multielement analysis (including silver) is by four-acid digest with ICP-AES/ICP-MS finish (GE_ICM40Q12). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development and then loaded into Datamine Fusion. Quality Assurance-Quality Control samples are checked, and assays are merged with sample information for future reporting.

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure, approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure and 1.5 m to 3 m (5 to 9 ft.) for the 75-85 structure.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022 and resumed in the second quarter of 2023. Even with the resumption of small-scale test-mining at Trixie, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie; the potential of high-grade gold mineralization on Trixie; the potential for unknown mineralized structures to extend existing zones of mineralization; category conversion; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and chip sample assays, and face sampling methodologies) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of Trixie; the ability of the Company to expand mineral resources beyond current mineral resource estimates at Trixie; the timing and ability of the Company to complete updates to the Trixie MRE (or any subsequent MRE) (if at all); the ability of the Company to complete its exploration objectives in 2023 in the timing contemplated (if at all); the ongoing advancement of the Trixie decline, including the expected breakthrough next year (if at all); the deposit remaining open for expansion in all direction; the ability to realize upon any mineralization in a manner that is economic; the significance of the assay results presented in this news release; management's beliefs about the porphyry drilling campaign; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be forward-looking statements. Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling and chip sample assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at Tintic; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling and chip sample assays and face sampling; property and stream interests in the Tintic Project; the ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022, as well as the financial statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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